SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                      Issuer Tender Offer Statement
  (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            (Amendment No. 5)

                          Thermwood Corporation
                           (Name of the Issuer)

                          Thermwood Corporation
                   (Name of Person(s) Filing Statement)

                     Common Stock, without par value
                      (Title of Class of Securities)

                                883672107
                  (CUSIP Number of Class of Securities)

                            Barry Feiner, Esq.
                            190 Willis Avenue
                          Mineola, New York 11501
                      Telephone Number: 516 873-8426

       (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of
                       Person(s) Filing Statement)

                              March 18, 1999
                    (Date Tender Offer First Published,
                    Sent or Given to Security Holders)

Calculation of Filing Fee

          Transaction         Amount of filing fee
          valuation

          $4,546,875 (1)             $909.38
          ----------                 -------

(1) Calculated by multiplying the 750,000 Shares by the average of the high and low prices reported on the American Stock Exchange on December 28, 1998.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $2,265.07
Form or Registration No.:     Form S-4
Filing Party:                 Thermwood Corporation
Date Filed:                   January 4, 1999



                          INTRODUCTORY STATEMENT

     Thermwood Corporation, an Indiana corporation(the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on January 4, 1999 (as amended on March 1, 1999, March 12, 1999, March 16, 1999 and March 19, 1999, the "Statement"), with respect to the exchange tender offer (the "Tender Offer") by the Company for up to 750,000 shares of the Company's common stock in exchange for up to $8,250,000 aggregate principal amount of its 12% Subordinated Debentures due 2014 (the "Debentures"). This amendment constitutes the final amendment to the Statement. Pursuant to General
Instruction E to Schedule 13E-4, information previously disclosed in the Statement is omitted from this Amendment No. 5.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Item 4 is hereby amended by adding the following paragraph:

     The Tender Offer terminated as scheduled on April 21, 1999 at 5:00 p.m. New York time. The Company accepted tenders for an aggregate of 460,262 shares of its common stock and issued Debentures in the aggregate principal amount of $5,062,882 to the holders of the tendered shares.


                           SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 29, 1999
                                        -------------------------
                                                  (Date)

                                        Thermwood Corporation

                                        By:/s/ Kenneth J. Susnjara
                                          -------------------------------
                                               Kenneth J. Susnjara, President

                                          /s/  Kenneth J. Susnjara
                                          -------------------------------
                                               Kenneth J. Susnjara

                                          /s/  Linda S. Susnjara
                                          -------------------------------
                                               Linda S. Susnjara

                                          /s/  Peter Lalos
                                          ------------------------------
                                               Peter Lalos